SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras Management Proposal

Extraordinary General Shareholders' Meeting (EGM)

April, 29, 2025

1:00 p.m. (Brasília time)

Sumário

Participation Manual
1.1. Entirely remote EGM
1.2. Distance Voting Ballot (BVD)	4
1.3. Required documents	6
1.4. Registration and accreditation	7
1.5. Declaration of Membership in a Group of Shareholders	8
Management Proposal	10
2.1. GENERAL GUIDELINES:	10
2.4. ADDITIONAL INFORMATION ON THE SCHEDULES TO THE PROPOSAL:	23
2.5. CONCLUSION	24
List of Schedules	25

The guidelines for the participation and manifestation of the Admitted Shareholders through the Digital Platform will be transmitted by the EGM Board and detailed in an instruction guide sent by the Company. Matters not on the agenda must be dealt with through the usual Investor Relations channels, and will only be attached to the minutes upon express request.

The Company is not responsible for factors that are not under the Company´s control.

Manifestations sent to the EGM board by e-mail to assembleiavirtual@eletrobras.com, before the end of the Meeting, such as instability in the internet connection or incompatibility between the Digital Platform and the equipment used by the EGM participant. It is recommended that Admitted Shareholders access the platform at least 30 minutes before the start of the Meeting.

Any questions or explanations may be clarified by the Financial and Investor Relations Vice President through the e-mail assembleiavirtual@eletrobras.com.

1.2. Distance Voting Ballot (BVD)

Shareholders may participate in the Meeting through BVD. Guidelines on the documentation required for remote voting are contained in the BVD, available on the websites: https://ri.eletrobras.com/, https://sistemas.cvm.gov.br/ and https://www.b3.com.br/pt_br/.

To participate in the Meeting through the BVD, the Company's shareholders must fill in the appropriate fields, sign the BVD and send it up to 4 days in advance of the date of the Meeting to the following recipients:

Bookkeeping agent	Shareholders with book-entry shareholding positions may vote remotely through Itaú Corretora de Valores S.A. (“Bookkeeping Agent”). In this case, the submission of the Distance Voting Ballot (BVD) must be made via the Itaú Assembleia Digital website. To do so, registration and a digital certificate will be required. Information on registration and step-by-step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital
Custody Agent	Shareholders must verify with the custody agent if they will provide the service of receiving the BVD (“Custody Agent”). If so, Shareholders may, at their sole discretion, forward the BVD to the Custody Agent, following the appropriate procedures, which may incur potential costs.
Central depository	Shareholders may, at their sole discretion, submit the BVD through “Investor Area” of B3 (“Central Depositary”), which may establish rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the distance voting ballot, which must be observed by the shareholder.
Company

Shareholders may forward the BVD directly to the Company, provided that the BVD:

▪   Only will be received when forwarded solely and exclusively through the https://qicentral.com.br/m/agoe-eletrobras-2025 website. To access the system (i) the shareholder who is already registered on the platform must use the same access credentials, entering his e-mail and password; and (ii) the shareholder who has not yet accessed the platform must click on “Sign up now” and enter their e-mail address. The system will then forward a verification code to the email address provided, so that the shareholder can complete their registration.

▪   It must contain the place, date and signature of the signatory shareholder. If the shareholder is considered a legal entity under the terms of the Brazilian law, the signature must be from its legal representatives or its attorneys with powers to perform this act.

▪   It must be accompanied by documentation proving the status of shareholder or legal representative of the signatory shareholder, according to the requirements and formalities indicated in this Management Proposal.

The BVD will be considered invalid and will not be processed by the Company if it is not supported with the documentation required to prove the shareholder’s status or representation and/or if it is submitted after the deadline of 4 days before the Meeting.

Until the end of the submission period, the BVD may be corrected and resubmitted by the shareholder to the Company, in compliance with the procedures and other deadlines set out in RCVM 81/2022, and no BVD will be accepted after the end of such deadline.

If there are any unfilled items after the 4-day period prior to the Meeting, the Company will consider them as an instruction equivalent to abstention from voting.

The Shareholder who has already sent the BVD may also register and be accredited to participate in the Meeting through the Digital Platform, provided that it does so in the manner and within the period established in item 1.4 of this Manual. In this case, such Shareholder will be allowed to:

▪	simply participate in the Meeting, in which case the voting instructions received through BVD will be computed by the Meeting's board; or
▪	participate and vote at the Meeting, in which case the corresponding voting instructions, received through BVD, will be discarded by the Meeting's board.

Important: Holders of ADRs (American Depositary Receipts) usually vote through instructions sent to the ADR depositary bank, following the deadlines and procedures defined by their intermediaries, such as brokers or custodians. The votes will be consolidated and presented at the Meeting by the local representative of the ADR depositary bank.

Unlike the distance voting process in Brazil, the voting materials for ADR holders (such as the voting instruction form) cannot be updated after issuance. Eletrobras will seek to minimize any differences between the voting materials in Brazil and abroad, but emphasizes that it is not possible to eliminate them entirely, due to the rules and deadlines applicable to ADRs in the United States.

1.3. Required documents

These are the documents required to qualify and attend or vote in the EGM via the Digital Platform:

i.          If a natural person:

▪     copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

▪     in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than 1 year old, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another Shareholder, a director of the Company or a lawyer duly registered with the Brazilian Bar Association (OAB).

ii.          If a legal entity:

▪     updated articles of incorporation of the Shareholder and of the corporate document that elects the representative(s) with sufficient powers to represent it at the Meeting, duly registered with the competent authorities, together with an official identity document with photo of the said representative(s); and

▪     if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of association, together with the official identity document with photo of the attorney-in-fact.

iii.          If an investment fund:

▪     a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or manager, as the case may be, in compliance with the investment fund's voting policy;

▪     documents that provide representative powers (corporate documents of election, term(s) of investiture, and/or power of attorney);

▪     identification document of the legal representative(s) with a recent photo and national validity;

▪     if applicable, a copy of the power of attorney granted under the terms of its articles of association and in accordance with the rules of Law No. 10,406, of January 10, 2002, as amended (“Civil Code”), along with the attorney's official identity document with photo.

It is not necessary to send the hard copies of the shareholder representation documents to the Company's office, nor to notarize, authenticate, consularize, apostille, or provide sworn translations of documents from foreign shareholders. Only a simple copy of the original documents required should be submitted via the website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04.

Powers of attorney granted by Shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by other means of proving the authorship e and integrity of the document in electronic form.

1.4. Registration and accreditation

– Shareholder

Shareholders who intend to participate in the Meeting, via the Digital Platform, must fill in all registration data on the website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04 and attach all documents proving qualification by 11:59 p.m. on April 27, 2025.

To access the system, the shareholder who:

▪     is already registered on the platform must access the link and use the same access credentials, entering their email and password; and

▪     has not yet registered on the platform must access the link and click on “Register now” and then enter your email address. Afterwards, the system will forward the verification code to the e-mail informed for the shareholder to complete their registration.

– Attorney-in-fact

The attorney-in-fact must register with their details on the website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04 and, through this platform, inform each shareholder they will represent and attach the respective documents proving their status of the shareholder and representation.

After this personal registration, the attorney-in-fact is automatically directed to the registration of his or her grantor, but if he or she leave this page and wants to add more grantors, the attorney-in-fact will need to access the website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04 and log in with the password created at the time of registration to continue registering them. The attorney-in-fact will receive individual confirmation of the qualification status of each shareholder registered in his or her register and will arrange, if necessary, for documents to be completed.

If the attorney-in-fact represents more than one shareholder, the attorney-in-fact:

▪     will only be able to vote at the Meeting on behalf of shareholders whose eligibility has been confirmed by the Company; and

▪     should beware of paragraph 2 of Article 8 of the Bylaws, which establishes that shareholders represented by the same attorney-in-fact, officer or representative under any title will be considered as belonging to the same shareholder group for the purposes of the voting limitation set forth in Articles 6 and 7 of the Bylaws, with the exception of holders of securities issued under the Company’s Depositary Receipts program, when represented by the respective depositary bank, provided they do not fall into any of the other situations outlined in the main section or §1 of Article 8 of the Bylaws.

The Company will verify the documents and, if there are no pending issues, the shareholder or his attorney-in-fact, as the case may be, will be admitted (“Admitted Shareholder”) and will receive, via the Digital Platform, confirmation of his or her admission to attend the Meeting.

In case of insufficient documentation, the shareholder must complete it on the same website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04, until 11:59 p.m. on April 27, 2025. There will be no additional deadline to correct insufficient documentation.

If an Admitted Shareholder does not receive confirmation for virtual access to the EGM up to 8 hours before the start time of the Meeting, he/she must contact the Company's Investor Relations area through e-mail assembleiavirtual@eletrobras.com up to 4 hours before the start time of the Meeting.

Access to the Meeting via Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to participate in the Meeting.

The Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be) undertake to use the individual registration exclusively to follow the Meeting remotely, without transferring it or disclosing it to third parties, as well as not to record, reproduce or share any content or information transmitted during the Meeting.

1.5. Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights pursuant to Articles 6 and 7 of the Company's Bylaws, the Company requests, for the purposes of the timely examination of the matter, that the Shareholders included in the legal situations contemplated in Article 8 of the Bylaws inform, up to 2 days prior to the date designated for the Meeting, that is, up to 11:59 p.m. on April 27, 2025, which are the members of a potential group of shareholders.

In the case of investment funds with the same administrator or manager, only those whose investment and voting policies at shareholders' meetings, under the terms of the respective regulations, is the responsibility of the administrator or manager, will be considered members of a shareholder group.

The information must be provided by sending the Declaration of Membership in a Group of Shareholders, exclusively to the following website address https://qicentral.precisao-i.com/m/age-eletrobras-2025-04, mentioning whether:

▪     are part of a voting agreement and whether there are other members of the agreement and their respective corporate interests;

▪     are part of an economic group of companies or group of entities with common administration or management or under the same authority; and

▪     are represented by the same agent, administrator or representative in any capacity whatsoever.

The form of the Declaration of Membership in a Group of Shareholders template is available on the website https://ri.eletrobras.com/informacoes/convocacoes-e-atas/.

The chairman and secretary of the Meeting may, if deemed necessary, if they deem necessary, request documents and information from shareholders in order to verify whether a shareholder is a member of a Shareholder group that may hold 10% or more of the Company's voting capital.

Management Proposal

2.1. GENERAL GUIDELINES:

Eletrobras' Management submits to its Shareholders the following proposals, to be deliberated at the Meeting, which will be held exclusively digitally, on April 29, 2025, at 1:00 p.m.

2.2.        AGENDA:

1.       Approve (i) the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM entered into between the Federal Government and the Company on March 26, 2025 (“Conciliation Agreement”), with the aim of closing Direct Action of Unconstitutionality No. 7,385 (“ADI 7,385”), pending before the Federal Supreme Court, under the terms of Schedule I to the Management Proposal; and (ii) the amendment to the bylaws resulting from the Conciliation Agreement, with effect subject to the ratification of the Conciliation Agreement by the Federal Supreme Court and other necessary regulatory approvals, with the following amendments to the Company´s Bylaws:

1.1. Inclusion of the new articles 20 to 25 in order to establish new governance rules applicable to the Federal Government, under the terms provided for in the Conciliation Agreement;

1.2.       Amendment to: (i) main section and first paragraph of the current article 28, to be renumbered to article 34; e (Ii) second paragraph of the current article 43, to be renumbered to article 49 to provide for the new form of election of the board of directors and the fiscal council, under the terms provided for in the Conciliation Agreement; and.

1.3.       Inclusion of a new transitional provision in article 61, to establish that the effectiveness of the amendments to the bylaws approved at the Meeting will be conditioned to the ratification of the Conciliation Agreement by the Federal Supreme Court, with immediate effect in relation to the 2025 OGM, including the consequences in the event of non-occurrence of such approval, under the terms set forth in its sole paragraph.

2.       If the resolution set forth in item 2 above is approved, approve the consolidation of the Company's Bylaws, considering all the amendments approved by the shareholders at the Meeting, including adjustments to renumbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions.

Specific clarifications on the agenda:

(a)       All sub-items of item 1 will be considered as part of the same block; and

(b)       Item 2 will only be put to a vote if item 1 is approved.

2.3.        CLARIFICATIONS ON THE AGENDA OF THE MEETING:

Considerations on Item 1 of the agenda – Approval of the Conciliation Agreement

a)       Historic

On May 5, 2023, The President of the Republic filed ADI 7,385, in which he requests the partial declaration of unconstitutionality of items “a” and “b” of item III of article 3 of Law No. 14,182/2021, so that the restrictions on the exercise of the shareholders' voting rights provided for therein apply exclusively to shares acquired by the Federal Government after the privatization of the Company.

On December 19, 2023, the Reporting Minister Nunes Marques issued a decision determining the suspension of ADI 7,385 and ordered the sending of the records “to the Conciliation and Arbitration Chamber of the Federal Administration (CCAF) for an attempt at an amicable solution between the parties (CPC, arts. 3 and 174)”.

On March 26, 2025, within the CCAF, Eletrobras and the Federal Government entered into the Conciliation Agreement to terminate ADI 7,385, whose effectiveness and the binding of the Parties to its terms and conditions are subject to the verification of the following conditions precedent, pursuant to article 125 of Law No. 10,406, of January 10, 2002 (Civil Code): as provided for in Section One, paragraph one of the Conciliation Agreement:

(14)	Approval of the entirety of the provisions of the Conciliation Agreement by the shareholders of Eletrobras, including the related amendments to the bylaws, at a general shareholders’ meeting of; and

(ii)        Ratification of the Conciliation Agreement by the Federal Supreme Court, within the scope of ADI No. 7,385, in accordance with the provisions of article 487, item III, paragraph “b”, of Law No. 13,105/2015.

b)       Purpose of the Conciliation Agreement

Eletrobras and the Federal Government, acting in good faith, during the conciliation process convened by Minister Nunes Marques, demonstrated their common interest in reaching an amicable solution to the conflict established with ADI 7,385.

Thus, the purpose of the Conciliation Agreement is to propose an institutionally balanced solution to end the conflict, which adequately addresses the risks involved, reinforces legal security and the premises of the Company’s privatization process, and generates value for Eletrobras and all its shareholders.

Additionally, as provided in paragraph three of Clause One of the Conciliation Agreement, the Federal Government and the Federal Government Shareholder’s Group (as defined below) shall not vote on the items on the agenda of the Meeting, but commit to attending the Meeting and recording their abstention from voting, so that their presence constitutes a quorum for the Meeting's installation.

c)       Object of the Conciliation Agreement

The purpose of the Settlement Agreement is to implement measures related to: (i) Eletrobras’ governance; and (ii) Eletronuclear S.A. (“Eletronuclear”), pursuant to Section One of the Conciliation Agreement.

d)        Governance rules

As will be detailed below, we understand that the proposed changes to Eletrobras’ corporate governance system in no way affect the premises and foundations of Eletrobras’ capitalization.

On the contrary, they provide greater security, transparency, and predictability for shareholders regarding the rules of representation of the Federal Government on the Company’s board of directors and fiscal council, without deviating from the private management model and the fundamental premise of limiting voting power to up to 10% of the voting capital.

It is important to recognize that Eletrobras’ privatization model has never been contrary to the Federal Government’s participation in its capital stock, nor to its representativeness on the Company’s Board of Directors.

On the contrary, as seen in the explanatory memorandum of Law No. 14,182, of July 12, 2021 (Privatization Law), the privatization model allowed the Union, as long as the voting power limit was respected, to maintain its shareholding, thus being able to benefit, as a shareholder, from the prospects of the Company’s own appreciation. See below:

14. The privatization model through the capitalization of Eletrobras ensures the Federal Government’s permanence in the privatized Eletrobras and, given the real future prospect of an increase in the Company’s value, the Federal Government will benefit from the receipt of dividends proportional to its shareholding.

From the perspective of corporate governance, the aim is to establish clear and balanced rules that define the form of representation of the Federal Government and, in return, the ratification and preservation, before the Supreme Federal Court, of the premises of the Company’s privatization.

Validity of Voting Rights Restrictions

Under the terms of Section Two of the Conciliation Agreement, the Federal Government recognizes that the provisions contained in article 3, item III, paragraphs “a” and “b”, of Law No. 14,182, of July 12, 2021, and Articles 6, 7 and 8 of Eletrobras’ Bylaws are valid and must consider the shares acquired by the group of shareholders related to the Federal Government (“Federal Government Shareholders Group”) before or after the Company’s privatization process.

Furthermore, in the Conciliation Agreement, the Federal Government recognizes that the legal and statutory provisions that prohibit any shareholder or group of shareholders from exercising votes in a number greater than 10% of the number of shares in which the voting capital of Eletrobras is divided apply to the Federal Government and to the Federal Government Shareholders Group.

Rights conferred on the Federal Government

In return for the concessions made by the Federal Government, the Federal Government will have the right, on behalf of the Federal Government Shareholders Group, to elect, through a separate election, 3 members to the Board of Directors and 1 member (and respective alternate) to the Fiscal Council of Eletrobras, under the terms of Section Three, item (i) of the Conciliation Agreement.

As a result, ordinary shareholders will have 6 seats for the general election to the board of directors, instead of 9. The preferred shareholders will retain the prerogative to elect 1 member separately to the board of directors, provided that the legal requirements are met, which will be exercised exclusively by shareholders who are not part of the Federal Government Shareholders Group.

From the Fiscal Council, one of the seats allocated to ordinary shareholders will be granted to the Federal Government Shareholders Group for separate election, preserving the right of preferred shareholders to elect one member separately, in accordance with legal and conciliation provisions. Currently, the fiscal council is non-permanent, and its size is determined at each ordinary general meeting. The Company will propose, in a separate statutory reform, that the fiscal council becomes permanent and composed of 5 members, in order to better balance the representation of the shareholder bases.

In addition, if the number of common shares issued by Eletrobras held by the shareholders of the Federal Government Shareholders Group becomes less than 30% of the number of shares in which the voting capital of Eletrobras is divided, the Federal Government will have the right to elect, through a separate election, 2 members to the board of directors and 1 member to the fiscal council of Eletrobras, pursuant to Section Three, item (ii) of the Conciliation Agreement.

In addition, if the number of common shares issued by Eletrobras held by the shareholders of the Federal Government Shareholders Group becomes less than 20% of the number of shares into which Eletrobras` voting capital is divided, the Federal Government's right to separately elect any number of members to the Board of Directors and to the Fiscal Council of Eletrobras will be immediately, irrevocably, and irreversibly extinguished, under the terms of Section Three, item (iii) of the Conciliation Agreement.

As long as the Federal Government holds the right to elect, through a separate vote, any number of members of the Board of Directors or the Fiscal Council of Eletrobras, the Federal Government and the Federal Government Shareholders Group must refrain from performing the following acts, pursuant to Section Three, item (v) of the Conciliation Agreement (“Prohibited Acts”):

(i)        Demand the election of members of the board of directors by cumulative voting, as provided for in article 141 of Brazilian Corporations Law and other applicable provisions, and, if such election is requested by other shareholder(s), nominate candidates and/or vote in said election;

(ii)        Nominate candidates and/or vote in the general election of members of the board of directors, whether this is an election by candidates, by bundle or by cumulative voting, including for the purposes of article 141, paragraph 4, item I, of Brazilian Corporations Law;

(iii)        Nominate candidates and/or vote in the election of a member of the board of directors appointed by the shareholders holding preferred shares, including for the purposes of article 141, paragraph 4, item II, of Brazilian Corporations Law and other applicable provisions;

(iv)        Nominate candidates and/or vote in the election of a member of the fiscal council, if any, and respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, paragraph "a" of Brazilian Corporations Law and other applicable provisions; and

(v)       Nominate candidates and/or vote in the general election of members of the fiscal council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, paragraphs “a” and “b” of Brazilian Corporations Law and other applicable provisions.

It is important to highlight that the Company's Bylaws ensure equitable treatment for all shareholders by establishing, in an equitable manner, a limit on the exercise of voting rights at the general meeting, applicable indiscriminately to all public or private shareholders. This Section represents one of the foundations for the consolidation of the corporation model shaped by privatization.

Thus, the establishment of the Federal Government's and its group's other shareholders' representation at 30% of the members of the Board of Directors, under the terms and conditions set by the Conciliation Agreement, constitutes, in the view of Eletrobras' management, a reasonable and balanced arrangement. This proportion preserves the representation of the Federal Government and the other shareholders that make up its group, while safeguarding the general limitation on the exercise of voting power and the necessary foundations to ensure the private management model that is the essence of any privatization.

Additionally, the adoption of the separate election mechanism contributes to greater predictability and stability for shareholders in the succession process, mitigating potential corporate conflicts.

Furthermore, the provision that the separate election right granted to the Union Group will be reduced and eventually extinguished in the event of a reduction in its participation in the Company's voting capital to certain previously established levels reinforces the rationale and intent of the Company's privatization model, by the corporation model, guided by the best corporate governance practices and based on proportional representation to capital.

Measures for the 2025 ordinary general meeting of Eletrobras (“2025 OGM”)

Under the terms of Section Four of the Conciliation Agreement, the following governance transition measures were agreed within the scope of the 2025 AGM to be held on April 29, 2025, at 2:00 p.m.:

(i)       The Federal Government, on behalf of the Federal Government Shareholders Group, shall submit to Eletrobras 3 candidates for the Board of Directors of Eletrobras and 1 candidate and respective alternate for the fiscal council, who will be subject to Eletrobras' analysis regarding compliance with applicable legal, statutory, and eligibility requirements;

(ii)       If there are no impediments regarding the eligibility of the candidates submitted by the Federal Government to the Board of Directors, 2 of the 3 candidates presented will be included in the bundle or list of nominees for the board of directors proposed by Eletrobras' management to its shareholders;

(iii)       The Federal Government must, at the time of nomination, identify which of the 3 candidates for the Board of Directors should not be included in the slate or list to be proposed by the Company's management, and in the absence of such identification, the third candidate nominated will be considered;

(iv)       If the Conciliation Agreement is approved by Eletrobras' Shareholders in this Meeting, including the related amendments to the bylaws, the Federal Government will have the right, on behalf of the Federal Government Shareholders Group, to elect, by means of a separate election at the 2025 OGM, the 3 members to the board of directors and the member to the Fiscal Council (and respective alternate) of Eletrobras appointed by it under the terms of item “i” above, according to Section Four, item (iii) of the Conciliation Agreement;

(v)        If (a) the 3 candidates nominated by the Federal Government to the board of directors are effectively elected in a separate election; and (b) the Conciliation Agreement has not been ratified by the Supreme Court, 1 of the candidates nominated by the Federal Government to the board of directors (identified in the terms of item “iii” above) will have his mandate immediately terminated on the date of verification of the non-ratification of the Conciliation Agreement by the Supreme Court, or on December 31, 2025, if the Supreme Court has not ratified the Conciliation Agreement by that date;

(vi)        Even if the Conciliation Agreement is not approved by Eletrobras' shareholders in this Meeting, including the related amendments to the bylaws, the Federal Government and the Federal Government Shareholders Group will be prohibited from performing the Prohibited Acts within the scope of the 2025 OGM, except for the right of the Federal Government and the Federal Government Shareholders Group to vote in the seats allocated to shareholders holding common shares, and to participate in the voting process for candidates to the Board of Directors of Eletrobras through cumulative voting, if such a procedure is initiated at the request of a shareholder other than the Federal Government or belonging to the Federal Government Shareholders Group; in this latter case, the Federal Government and the members of Federal Government Shareholders Group must vote only for the 2 candidates submitted by the Federal Government for voting by the Shareholders and indicated by the Federal Government as those who will remain eligible for the distribution of their votes.

The transition measures for the 2025 OGM are binding on the Federal Government Shareholders Group and Eletrobras and are effective from the date of signature of the Conciliation Agreement.

Strictly personal character

The governance rights granted to the Federal Government have a strictly personal character and are not considered to be rights attributed to any of the shares held by the Federal Government, including, without limitation, the special class preferred share (golden share) attributed to the Federal Government by virtue of article 3, item III, paragraph “c” of Law 14,182/2021, nor are these governance rights transferable to third parties, even if the shares held by the Federal Government or by the entities in the Federal Government Shareholders Group are transferred in any way, including to other entities that belong to the Federal Government Shareholders Group. This structure therefore guarantees the non-transferability of these rights, which is essential to ensure the terms and conditions negotiated with the Federal Government in the Conciliation Agreement.

e)        Measures related to Eletronuclear

Suspension of the effectiveness of the investment agreement

In the context of the conciliation process, the Federal Government committed to revising the rules originally established at the time of privatization, regarding investments in Eletronuclear, specifically, the rules that currently govern the obligations of resource contributions and provision of guarantees by Eletrobras in favor of Eletronuclear with the purpose of constructing the Angra 3 Thermonuclear Power Plant (“Angra 3”).

Under the terms of Section Five of the Conciliation Agreement, the Investment Agreement and Other Covenants entered into on April 22, 2022, between Eletrobras and the Brazilian Company for Nuclear and Binational Energy Investments ("ENBPar"), which precisely establishes Eletrobras' commitments to the Angra 3 project, has been suspended since the date of signing the Conciliation Agreement, which is March 26, 2025.

To ratify such suspension, the Term of Suspension of Effects and Other Covenants (“Term of Suspension”) was signed on March 27, 2025, between Eletrobras and ENBPar.

Therefore, since  March 26, 2025, Eletrobras is no longer obliged to make any new contributions, in any capacity, or to grant new guarantees in favor of Eletronuclear, except as provided for in the Conciliation Agreement.

Naturally, the irrevocability and non-retractability of the release from the obligations mentioned above, and the other terms and conditions contained in the Term of Suspension, still depend on the approval of the agenda of this extraordinary general shareholders meeting and the ratification of the Conciliation Agreement by the Federal Supreme Court.

In addition, if the National Energy Policy Council (“CNPE”) authorizes the concession for exploration and approves the price of electricity from the Angra 3, enabling the consequent resumption of its works, the Investment Agreement will be automatically terminated on the date of publication of said act. In this scenario, Eletrobras will be automatically recognized as to the full and irrevocable discharge of its terms.

In addition, if there is a decision not to follow up on the Angra 3 project, Chapter II of the Investment Agreement (Contribution, Financing and Guarantee) will lose effect permanently.

Transfer of stake in Eletronuclear

As provided for in Section Six of the Conciliation Agreement, since the date it was signed, Eletrobras has been free to sell up to all the shares it holds in Eletronuclear’ s share capital.

In the event that the participation held by Eletrobras in Eletronuclear is acquired by a third party, the Investment Agreement will be terminated with respect to Eletrobras, and Eletrobras will be granted full and irrevocable discharge as to its terms, automatically and regardless of any manifestation by any of the parties involved.

The Federal Government shall make its best efforts with any sale processes that may be carried out by Eletrobras for the sale of its stake in Eletronuclear.

Issuance of debentures

Under the terms of Section 7 of the Conciliation Agreement, Eletronuclear must issue debentures convertible into shares when the Conciliation Agreement is ratified by the Supreme Court, to be compulsorily acquired by Eletrobras at the time, in accordance with the following terms and conditions (“Debentures”):

(i)        Total issuance amount of R$2,400,000,000.00 (“Emission Value”);

(ii)       Subscribed and paid in accordance with Eletronuclear’ s cash needs arising from the physical schedule of the cost of the renewal of the operating license (“LTO”) of the Angra 1 Thermonuclear Power Plant, operated by Eletronuclear (“Angra 1”);

(iii)       The entire Emission Value must be allocated to the cost of the LTO of Angra 1;

(iv)       All Debentures will be automatically converted into common shares issued by Eletronuclear, if the cumulative satisfaction of the following conditions is verified: (a) the amount of Eletronuclear’ s personnel, materials, third-party services and other expenses (PMSO) has been reduced to the regulatory level defined by the National Electric Energy Agency (ANEEL); (b) Eletronuclear has obtained sufficient funds to cover the remaining cost of Angra 1’s LTO, in addition to the funds obtained through the issue of the Debentures; (c) CNPE has authorized the grant for operation and approved the price of Angra 3’s electricity and its construction work has resumed; (d) the Federal Government and/or ENBPar have granted the necessary guarantees and/or contributed the necessary funds to Eletronuclear to finance the Angra 3 project; and I all the loans and advances for future capital increases (AFACs) that have been made by the Federal Government or ENBPar to Eletronuclear, and which have not yet been repaid or capitalized, have been capitalized at Eletronuclear;

(v)       Total term of 10 years, grace period of 4 years from the issuance of each series;

(vi)       Remunerated at the cost of the National Treasury Notes Series B – NTN-B;

(vii)       Interest will be accrued, to be agreed upon at the time of issuance of the Debentures, exclusively in relation to installments that may be defaulted on the agreed date;

(viii)       The installments due after the expiration of the grace period of the Debentures and eventually not paid on the agreed date will not be mandatorily convertible into shares of Eletronuclear; and

(ix)       Eletrobras may freely transfer the Debentures, at its sole discretion, as well as transfer the shares that it may receive as a result of the conversion of the Debentures.

The conversion of the Debentures into the Issue Amount will be applicable only in relation to the amount of R$1,900,000,000.00 if: (a) there is the conciliation between the Parties under the New Procedure (as defined below); or (b) the Federal Government decides not to initiate the New Procedure; or (c) once the New Procedure has been initiated, the Federal Government decides to close it before the conclusion of its work, including, in the last two cases, in order to enable the anticipation of the C’PE's deliberation on Angra 3.

Angra 1 receivables

(i) Pursuant to Section Eight of the Conciliation Agreement, the Federal Government shall take all necessary measures so that, within the shortest possible period after approval of the Conciliation Agreement at the Meeting and ratification of the Conciliation Agreement by the Federal Supreme Court, but within a period not exceeding 60 days from such date, the following measures are adopted: by ENBPar and Eletronuclear, in relation to receivables generated by Angra 1 (“Free Receivables”) Use of such Free Receivables as collateral for new financing to be contracted by Eletronuclear to fund the LTO of Angra 1;

(ii)        After offering the guarantees that may be necessary under the terms of item (i) above, use the available balance as collateral for the financing raised by Eletronuclear prior to the privatization of Eletrobras, primarily in relation to the financing granted by the National Bank for Economic and Social Development – BNDES, to enable the completion of the construction of Angra 3 and that have guarantees granted by Eletrobras, which will be subordinated to the guarantee of the Free Receivables of Angra 1.

New Procedure

As provided for in Section Nine of the Conciliation Agreement, at the discretion of the Federal Government, a new extrajudicial mediation proceeding may be instituted, within the scope of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF), with the purpose of the National Bank for Economic and Social Developme–t - BNDES structuring a new and broad model for the project to complete the construction of Angra 3, subject to the provisions of article 36, paragraph 4, of Law No. 13,140, of June 26, 2015, with regard to the consent of the Reporting Minister of the Federal Court of Accounts (“New Procedure”).

If the New Procedure is initiated, the Federal Government and Eletrobras must conduct negotiations in a way that, cumulatively, ensures the economic and financial viability of the Angra 3 project and its financing under market conditions, respecting the principles of reasonableness and tariff moderation, when submitting its conclusions to the CNPE, the Energy Research Company – EPE in relation to the impact on the consumer, in compliance with the premises contained in the provisions of article 10, paragraph 3, of Law No. 14,120, of March 1, 2021.

Details of the statutory reform resulting from the Conciliation Agreement

The amendments to the Company’s Bylaws are necessary to enable the implementation of the Conciliation Agreement. The purpose is to adapt the company to the new governance rules set out in the Conciliation Agreement.

In this sense, the new articles 20 to 25, as well as the main section and first paragraph of the current article 28, now renumbered to article 34 and the second paragraph of the current article 43, now renumbered to article 49 to establish the new governance rules provided for in the Conciliation Agreement related to Union law to, on behalf of the Federal Government Shareholders Group, elect, through a separate election, 3 members to the board of directors and 1 member (and respective alternate) to the fiscal council of Eletrobras, such right being reduced or eliminated, due to the reduction of the Federal Government Shareholders Group's interest in the Company's voting capital.

In addition, a new transitional provision was included to provide that the changes in the bylaws resulting from the Conciliation Agreement have as a condition precedent of their effectiveness the ratification of the Conciliation Agreement by the Federal Supreme Court, subject to the provisions of Section Four thereof.

2.4.        ADDITIONAL INFORMATION ON THE SCHEDULES TO THE PROPOSAL:

SCHEDULE 1 to this proposal contains a copy of the Conciliation Agreement and the Term of Suspension. SCHEDULE 2 contains the proposed changes to the Company's Bylaws, as a result of the approval of all the matters on the agenda, in compliance with the provisions of article 12 of CVM Resolution 81, and SCHEDULE 3 to this proposal presents the consolidated Bylaws of Eletrobras, after the aforementioned amendments.

In addition, the matters to be subject to deliberation at the Meeting were discussed within the scope of the executive board of officers, the competent advisory committee and the Company's board of directors, as applicable.

In addition, the amendments to the Company's Bylaws provided for in item 2 of the agenda are subject to the satisfaction of the condition precedent of effectiveness, which includes obtaining prior consent from Aneel and the ratification of the Conciliation Agreement by the Federal Supreme Court, subject to the provisions of Section Four thereof, as already highlighted.

2.5. CONCLUSION

In view of the above, the Company's Board of Directors approved the call for the EGM, to be held on April 29, 2025, under the terms of this Management Proposal and its Schedules, and recommended that Shareholders, after carefully reading the documentation provided, endorse the deliberative proposals now addressed.

Rio de Janeiro, March 28, 2025

Vicente Falconi Campos

Chairman of the Board of Directors

List of Schedules

SCHEDULE 1	Conciliation Agreement and Term of Suspension
SCHEDULE 2	Amendments to be made to the Company's Bylaws, with a comparative table and legal and economic effects (article 12 of CVM Resolution 81)
SCHEDULE 3	Consolidated Bylaws of the Company

SCHEDULE 1

Conciliation Agreement and Term of Suspension

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

CONCILIATION AGREEMENT No. 07/2025/CCAF/CGU/AGU-GVDM

UPN 00688.012869/2023-10

INTERESTED PARTIES: Federal Government and Eletrobras

The **FEDERAL GOVERNMENT**, through **Mr. Minister Jorge Rodrigo Araújo Messias**, General Attorney of the Federal Government, **Mr. Flavio José Roman**, substitute General Attorney of the Federal Government, **Mr. Pietro Adamo Sampaio Mendes**, Minister of Mines and Energy Substitute; and **CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS** ("Company" or "Eletrobras"), headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida Graça Aranha, 26, Centro, ZIP Code 20.030-000, hereby represented by its President, **Mr. Ivan de Souza Monteiro**, executive, registered at National Registry of Individuals of the Ministry of Finance (*CPF/MF)* under No. 667.444.077-91, and by the Executive Vice President of Regulation, Institutional and Market, **Mr. Rodrigo Limp Nascimento**, registered at CPF/MF under No. 066.139.846-39, both with professional addresses at the company's headquarters, decide, before this **MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION** - *CCAF/CGU/AGU*, to end the dispute involving the Federal Government and Eletrobras, before the Federal Supreme Court, in Direct Action of Unconstitutionality (*DAU*) No. 7,385, filed by the President of the Republic, which questions the (partial) constitutionality of article 3, item III, lines "a" and "b" of Brazilian Law No. 14,182, of July 12th, 2021, which provides for the privatization of Centrais Elétricas Brasileiras S.A. (Eletrobras), and the amendment of its bylaws.

CONSIDERING that the Mediation Law (Brazilian Law No. 13,140, of June

1

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

26, 2015) encourages self-composition by the Federal Public Administration;

CONSIDERING the competence of the Chamber of Mediation and Conciliation of the Federal Public Administration, provided for in article 41, item III, line "d", of Schedule I of Decree No. 11,328, of January 1st, 2023, for the mediation of disputes between individuals and bodies or entities of the Federal Public Administration;

CONSIDERING that the Chamber of Mediation and Conciliation of the Federal Public Administration *(CCAF)*, under the terms of article 32, item II, of Brazilian Law No. 13,140, of 2015; of article 41, item I, of Schedule I, of Decree No. 11,328, of January 1st, 2023, with article 19, item I, of AGU Normative Ordinance No. 24, of September 27th, 2021, is competent to assess the admissibility of requests for conflict resolution, through mediation, within the scope of the General-Advocacy of the Federal Government;

CONSIDERING that the successful resolution of the conflict was the result of conciliatory negotiations carried out within the scope of this *CCAF*, which accepted the conciliatory procedure under the terms of OPINION No. 00013/2024/CCAF/CGU/AGU (*seq*. 52), approved by APPROVAL ORDER No. 00023/2024/CCAF/CGU/AGU (*seq*. 53);

CONSIDERING that the FEDERAL GOVERNMENT and ELETROBRAS, based on the principle of cooperation, understand that self-composition is the ideal mean of resolving this dispute, which will reach the pacification of the matter;

CONSIDERING the filing of DAU No. 7,385, before the Federal Supreme Court, by the President of the Republic, questioning the (partial) constitutionality of article 3, item III, lines "a" and "b", of Brazilian Law No. 14,182, of July 12th, 2021, which prohibits any shareholder or group of shareholders from exercising votes in a number greater than 10% (ten percent) of the number of shares into which ELETROBRAS' voting capital is divided;

CONSIDERING that ELETROBRAS is the final beneficiary of the contested rule, being legally capable of implementing, through its corporate bodies, the measures object of this Conciliation Agreement;

2

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

CONSIDERING the Honorable Mr. Minister Kassio Nunes Marques, Rapporteur of DAU No. 7,385, determined the referral of the case to the *CCAF/CGU/AGU* to attempt conciliation; and the referral of the case files to the *CCAF* by Minister Sr. Luís Roberto Barroso, then President of the Supreme Federal Court, through Electronic Letter No. 20376/2023, of December 20th, 2023;

CONSIDERING the successive extensions of the term have been granted by Mr. Minister Kassio Nunes Marques, Rapporteur of DAU No. 7,385 at the Federal Supreme Court;

CONSIDERING, the Brazilian Code of Civil Procedure (CCP) allows judicial self-composition to deal with a legal relationship that has not been pleaded in court or to expand its object (paragraph 2 of article 515);

CONSIDERING the Brazilian Code of Civil Procedure states that the Union shall promote, whenever possible, the consensual solution of conflicts and that self-composition shall be encouraged even during judicial proceedings (article 3, paragraphs 2 and 3 of the CCP);

CONSIDERING that article 166, *caput*, of the Brazilian Code of Civil Procedure, provides that "[the] conciliation and the mediation are informed by the principles of independence, of impartiality, of autonomy of will, of confidentiality, of orality, of informality and of informed decision", while paragraph 3 of the same provision provides that "it is allowed the application of negotiation techniques, with the objective of providing an environment favorable to self-composition.";

CONSIDERING that the principle of cooperation is an axiological pillar and central rule of the Brazilian Code of Civil Procedure, applicable in a supplementary and subsidiary manner to the administrative process (article 6 and article 15 of the CCP);

CONSIDERING that Statement 60 of the 1st Conference "*Prevention and Extrajudicial Settlement of Disputes*" (2016), organized by the Center for Judicial Studies of the Federal Justice Council, points out that "the appropriate means of resolving conflicts provided for by law, such as conciliation, arbitration and mediation, are fully applicable to the Public Administration and are not incompatible with the unavailability of the public

3

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

interest, in view of the Brazilian New Code of Civil Procedure and the legislative authorizations pertinent to public entities";

CONSIDERING that the terms and adjustments of this negotiation do not establish legal interpretation theses, whether administrative or judicial, on the controversial points, but are based, above all, on the search for a solution to a potentially harmful conflict for both parties and that this agreement results from a decision based on evidence, risk analysis, and also on the advantage found from the analysis of the specific case;

CONSIDERING that both the FEDERAL GOVERNMENT and ELETROBRAS, in compliance with the principles of economy and efficiency, consider it more convenient and opportune to resolve the referred judicial controversy through self-composition, avoiding the costs, delay, and wear that the judicialization of the controversial matter could entail;

CONSIDERING the entire content of the conciliatory procedure, developed within the scope of UPN 00688.012869/2023-10, on which the solution presented below is based;

CONSIDERING the Relevant Facts disclosed by ELETROBRAS on January 8th, 2024, April 3rd, 2024, July 31st, 2024, December 5th, 2024, and February 28th, 2025;

CONSIDERING the market communications disclosed by ELETROBRAS on December 20th, 2023, March 15th, 2024, April 4th, 2024, April 19th, 2024, July 29th, 2024, September 11th, 2024, September 18th, 2024, and December 17th, 2024;

CONSIDERING that, to end the conflict in question, the FEDERAL GOVERNMENT and ELETROBRAS wish to implement some measures and statutory changes of ELETROBRAS without, however, altering the limitation of voting rights to shareholders or group of shareholders;

CONSIDERING that, except as provided in its SECTIONS FOUR, FIVE, AND SIX, the effectiveness of the obligations assumed by the Parties in this Conciliation Agreement is conditioned to the satisfaction of the suspensive conditions set forth in the FIRST PARAGRAPH of the SECTION ONE below; and

4

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

CONSIDERING the TECHNICAL NOTE No. 4/2025/SNEE, OPINION No. 00081/2025/CONJUR-MME/CGU/AGU, the SEI Note No. 4/2025/PGAFF/PGFN-MF and the OPINION No. 00020/2025/SGCT/AGU, approved by ORDER No. 00751/2025/SGCT/AGU, which expressed the **advantage** and **legality** of the consensual solution of the dispute;

CONSIDERING the ORDER OF THE CHIEF MINISTER OF THE ADVOCACY-GENERAL OF THE UNION No. 093 and the ORDER OF THE MINISTER OF STATE OF THE MINISTRY OF MINES AND ENERGY issued in Process No. 00688.012869/2023-10, which authorized the execution of this agreement;

RESOLVE the parties to celebrate this conciliation under the following terms:

I – OBJECT OF THE AGREEMENT

SECTION ONE: The Parties have adjusted and agreed, at this moment, to implement certain measures regarding the governance of ELETROBRAS, as well as certain measures related to the relationship of the Parties as direct and indirect shareholders of ELETRONUCLEAR S.A. ("Eletronuclear"), according to the terms and conditions provided in this Conciliation Agreement.

FIRST PARAGRAPH: Except as provided for in SECTIONS FOUR, FIVE, AND SIX of this Conciliation Agreement, the effectiveness and binding of the Parties to its terms and conditions are conditioned to the verification of the following suspensive conditions ("Suspensive Conditions"), under the terms of article 125 of Brazilian Law No. 10,406, of January 10, 2002 (Brazilian Civil Code):

(i) approval of the entirety of the provisions of this Conciliation Agreement by the

5

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

shareholders of ELETROBRAS, including the related statutory changes, in a shareholders' meeting, with observance of the competencies attributed to such shareholders under the applicable legislation, especially Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporations Law"), the provisions of ELETROBRAS' bylaws, and the rules of the Securities and Exchange Commission ("SEC"), observing the applicable quorums for installation and approval; and

(ii) homologation of this Conciliation Agreement by the Federal Supreme Court, within the scope of DAU No. 7,385, according to the provisions of article 487, item III, line "b", of Brazilian Law No. 13,105/2015.

SECOND PARAGRAPH: ELETROBRAS' management shall: (a) convene an extraordinary general shareholders meeting, to be held on the same date and prior to the ELETROBRAS Ordinary General Meeting held in April 2025 ("OGM 2025"), for the shareholders to deliberate on the approval of the entirety of the terms and conditions of this Conciliation Agreement, including the related amendments to the bylaws, in compliance with the condition precedent provided for in item (i) of the FIRST PARAGRAPH of this SECTION ONE; and, (b) implement, along with the Conciliation Agreement, the transition rules described in SECTION FOUR.

THIRD PARAGRAPH: The FEDERAL GOVERNMENT acknowledges that itself and all other entities that make up the Federal Government Shareholders' Group will not be allowed to vote on the items on the agenda of the extraordinary general shareholders' meeting of shareholders provided for in the SECOND PARAGRAPH above, by force to article 115, paragraph 1, of the Brazilian Corporations Law, but pledges to attend said meeting and register its abstention from voting on said items on the agenda, so that its presence constitutes a quorum for the installation of the meeting.

6

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

II – ELETROBRAS GOVERNANCE

SECTION TWO: Subject to the provisions of the SECTION THREE below, the provisions of article 3, item III, lines "a" and "b", of Brazilian Law No. 14,182, of July 12th, 2021, and articles 6, 7 and 8 of ELETROBRAS' bylaws, which prohibit any shareholder or group of shareholders from exercising votes in a number greater than 10% (ten percent) of the number of shares into which the voting capital of ELETROBRAS is divided, are preserved, considering shares acquired before or after its privatization process, including those held by the FEDERAL GOVERNMENT and the Federal Government Shareholders' Group.

FIRST PARAGRAPH: The FEDERAL GOVERNMENT acknowledges, exclusively for the purposes of this Conciliation Agreement and its subsequent acts, that the shareholders that make up its shareholders' group ("Federal Government Shareholders' Group") are those provided for in the current wording of Article 8 of ELETROBRAS' bylaws.

SECOND PARAGRAPH: The governance rights conferred to the FEDERAL GOVERNMENT under the terms of this Conciliation Agreement are personal in nature, not being considered as rights attributed to any of the shares held by the FEDERAL GOVERNMENT in ELETROBRAS, including, without limitation, the special class preferred share (*golden share*) attributed to the FEDERAL GOVERNMENT by force of article 3, item III, line "c" of Brazilian Law No. 14,182, and are therefore not transferable to third parties, even if the shares are transferred to any title, including to other entities that belong to the Federal Government Shareholders' Group.

SECTION THREE The ELETROBRAS' bylaws shall be amended to provide for the following:

(i) The FEDERAL GOVERNMENT, regarding the Federal Government Shareholders' Group, shall have the right to elect, through a separate election, 3 (three) out of 10 (ten)

7

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

members to the board of directors and 1 (one) of up to 5 (five) members to the fiscal council (and respective substitute) of ELETROBRAS, and future changes in the total number of members of the board of directors shall depend on renegotiation between the parties;

(ii) If, for any reason, the number of common shares issued by ELETROBRAS jointly held by the shareholders of the Federal Government Shareholders' Group of the falls below 30% (thirty percent) of the number of shares into which the voting capital of ELETROBRAS is divided, the FEDERAL GOVERNMENT, representing the Federal Government Shareholders' Group, will have the right to elect, through a separate election, 2 (two) out of 10 (ten) members to the board of directors and 1 (one) out of up to 5 (five) members to the fiscal council (and respective substitute) of ELETROBRAS;

(iii) If, for any reason, the number of common shares issued by ELETROBRAS held jointly by the shareholders of the Federal Government Shareholders' Group falls below 20% (twenty percent) of the number of shares in which the voting capital of ELETROBRAS is divided, the right of the FEDERAL GOVERNMENT, representing the Federal Government Shareholders' Group, to elect separately any number of members to the board of directors and to the fiscal council of ELETROBRAS, based on this Conciliation Agreement, shall be immediately, irrevocably and irretrievably extinguished;

(iv) Notwithstanding the right of the FEDERAL GOVERNMENT to elect, separately, members to the board of directors and fiscal council of ELETROBRAS, the nominees must be evaluated by ELETROBRAS regarding their eligibility, in observance of the provisions of the bylaws and applicable internal policies of ELETROBRAS, and the FEDERAL GOVERNMENT pledges to respect such eligibility conditions in its nominations, as well as the nominees by the FEDERAL GOVERNMENT must observe the provisions of the bylaws and the applicable internal policies of ELETROBRAS; and,

(v) While the FEDERAL GOVERNMENT holds any of the rights referred to in items (i) and (ii) above, the FEDERAL GOVERNMENT and the Federal Government Shareholders'

8

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL
PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

Group shall refrain from performing the following acts: (a) demanding the election of members of the board of directors by cumulative voting, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is demanded by another shareholder(s), nominating candidates and/or voting in the said election; (b) nominating candidates and/or voting in the general election of members of the board of directors, whether this is an election by candidates, by slate or by cumulative voting, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; (c) nominating candidates and/or voting in the separate election of a member of the board of directors nominated by the preferred shareholders, including for the purposes of article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions; (d) nominating candidates and/or voting in the separate election of a fiscal council member and respective substitute, if installed, nominated by the preferred shareholders, as provided for in article 161, paragraph 4, line "a" of the Brazilian Corporations Law and other applicable provisions; and (e) nominating candidates and/or voting in the general election of fiscal council members and respective substitutes, whether this is an election by candidate or by ticket, including for the purposes of article 161, paragraph 4, lines "a" and "b" of the Brazilian Corporations Law and other applicable provisions.

FIRST PARAGRAPH: During the period in which the FEDERAL GOVERNMENT, as representative of the Federal Government Shareholders' Group, has the right to separate election as provided in items (i) or (ii) of this Article, it shall be exclusively up to the FEDERAL GOVERNMENT, as representative of the Federal Government Shareholders' Group, to define and forward to ELETROBRAS its nominations, in the form of the SECOND PARAGRAPH.

SECOND PARAGRAPH: The FEDERAL GOVERNMENT shall inform ELETROBRAS of the names of its candidates at least 60 (sixty) days in advance of the date of the respective general meeting of election, according to the annual calendar disclosed by ELETROBRAS, together with the provision of all information on such candidates required for their analysis

9

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

THIRD PARAGRAPH: The FEDERAL GOVERNMENT acknowledges, for all purposes, that its nominations to the Board of Directors of ELETROBRAS, under the terms of this Conciliation Agreement, will not be qualified as independent directors;

FOURTH PARAGRAPH: ELETROBRAS will disregard, for all intents and purposes, the acts performed by the FEDERAL GOVERNMENT and by the other shareholders that are part of the Federal Government Shareholders' Group carried out in non-compliance with the provisions of this Conciliation Agreement and its bylaws, whether before the general meeting of the respective election, or during the general meeting, by act of the chairman of the meeting.

FIFTH PARAGRAPH: If, for any reason, the election of the FEDERAL GOVERNMENT candidates under the terms of this Section does not occur, ELETROBRAS shall convene an extraordinary general meeting for a new election of the missing FEDERAL GOVERNMENT candidates when there is a new nomination that meets the provisions of this Conciliation Agreement and Eletrobras' bylaws.

SECTION FOUR: The signatory Parties to this Conciliation Agreement hereby agree to the following governance transition measures for the OGM 2025, which will take effect and bind the Parties immediately:

(i) the FEDERAL GOVERNMENT, representing the Federal Government Shareholders' Group, shall forward to ELETROBRAS 3 (three) candidates for the board of directors of ELETROBRAS and 1 (one) candidate and respective substitute for the fiscal council of ELETROBRAS, and such nominations shall be submitted in time for all the procedures provided for in this Section to be executed;

(ii) ELETROBRAS shall ensure that the candidates forwarded by the FEDERAL

10

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

GOVERNMENT are analyzed by ELETROBRAS' internal governance regarding their eligibility, in observance of the provisions of the bylaws and applicable internal policies of ELETROBRAS, and the FEDERAL GOVERNMENT may forward new candidates if necessary and if there is sufficient time to comply with the provisions of this item before the convening of the OGM 2025;

(iii) the FEDERAL GOVERNMENT, representing the Federal Government Shareholders' Group, shall have the right to elect, through a separate election, 3 (three) out of 10 (ten) members to the board of directors and 1 (one) of up to 5 (five) members to the fiscal council (and respective substitute) of ELETROBRAS, provided that the extraordinary general meeting of shareholders, to be held on the same date and prior to the OGM 2025, approves the entirety of the provisions of this Conciliation Agreement, including the related amendments to the bylaws;

(iv) if (a) there is indeed the nomination of 3 (three) candidates by the FEDERAL GOVERNMENT to the board of directors, pursuant to item (i) above, (b) there are no obstacles as to the eligibility of all candidates forwarded by the FEDERAL GOVERNMENT to the board of directors, pursuant to item (ii) above, (c) the 3 (three) candidates forwarded by it to the board of directors are elected by the FEDERAL GOVERNMENT, pursuant to item (iii) above, and, (d) the Suspensive Condition referred to in item (ii) of the FIRST PARAGRAPH of the SECTION ONE is not implemented in the following terms: one of the candidates referred by the FEDERAL GOVERNMENT to the Board of Directors will have their term immediately terminated on the date of verification of the non-implementation of the Suspensive Condition in question, or on December 31st, 2025, if the Federal Supreme Court has not yet effectively homologated this Conciliation Agreement, without the need for any additional measure by ELETROBRAS or its shareholders;

(v) despite the provisions of items (iii) and (iv) above, (a) 2 (two) of the 3 (three) candidates forwarded by the FEDERAL GOVERNMENT who are considered eligible shall also be included in the ticket or list of nominees for members of the board of directors that will be

11

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

proposed by ELETROBRAS' management to its shareholders, and (b) 1 (one) incumbent and his/her respective substitute, among the names proposed to ELETROBRAS' shareholders for voting by candidate for the fiscal council;

(vi) in the event that the extraordinary general shareholders' meeting, to be held on the same date and prior to the OGM 2025, does not approve all of the provisions of this Conciliation Agreement, including the related amendments to the bylaws, the FEDERAL GOVERNMENT and the Federal Government Shareholders' Group shall vote in accordance with the provisions of this Conciliation Agreement, especially in its SECTION TWO, in this SECTION FOUR, as applicable, and, except for the right to vote for the vacancies allocated to the holders of common shares, in the SECTION THREE, item (v), voting for their 2 (two) candidates included in the ticket or list of members of the board of directors if another shareholder, other than the FEDERAL GOVERNMENT and the Federal Government Shareholders' Group, requests that the election be by cumulative voting;

(vii) the FEDERAL GOVERNMENT', representing the Federal Government Shareholders' Group, shall identify, as indicated in item (i) above, which will be the FEDERAL GOVERNMENT's candidate to the board of directors who will be subject to the situation provided in item (iv) above and who will not be included in the ticket or list under the terms of item (v) above, and, if not done, the third candidate effectively nominated by it shall be considered as such; and

(viii) the position subject to the situation referred to in item (iv) above, if the early termination of its term occurs as per such item, shall remain vacant until a general shareholders' meeting of ELETROBRAS is convened, and held with the agenda of electing a new member for such position, and the provisions of article 150 of the Brazilian Corporations Law shall not apply in this case.

FIRST PARAGRAPH: The FEDERAL GOVERNMENT agrees that the provisions of item (v) and the FIRST, THIRD AND FOURTH PARAGRAPHS, all of the SECTION

12

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL
PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

THREE above, shall apply to the FEDERAL GOVERNMENT and to the other entities of the Federal Government Shareholders' Group at the OGM 2025 and while any of the candidates forwarded by the FEDERAL GOVERNMENT remain in office as provided in this SECTION FOUR.

SECOND PARAGRAPH: The FEDERAL GOVERNMENT agrees that, if not all 3 (three) candidates for the board of directors and 1 (one) candidate and respective substitute to the fiscal council who are considered eligible under the terms of items (i) and (ii) of the main section of this SECTION FOUR are timely nominated, ELETROBRAS shall include candidates of its choice to complete, in the missing quantity, the ticket or list of members of the board of directors or list of members of the fiscal council, as the case may be, to be proposed to its shareholders and, in this case, the FEDERAL GOVERNMENT and the other entities of the Federal Government Shareholders' Group shall only have the right to separately nominate the missing members to the board of directors or fiscal council of ELETROBRAS, as the case may be (respecting those already nominated by it who are eventually included in the ticket or list of members of the board of directors or elected member of the fiscal council, as the case may be) if and when all the Suspensive Conditions of this Conciliation Agreement are implemented, for which ELETROBRAS shall convene an extraordinary general meeting when all the referred Suspensive Conditions are implemented.

THIRD PARAGRAPH: The provisions of this SECTION FOUR shall be effective from the date of signature of this Conciliation Agreement and shall not be subject to the implementation of the Suspensive Conditions within the strict limits provided herein.

III – ABOUT ELETRONUCLEAR

SECTION FIVE: The effectiveness of the investment agreement ("Investment Agreement") entered into on April 22nd, 2022 between ELETROBRAS and Empresa

13

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

Brasileira de Participações em Energia Nuclear e Binacional ("ENBPAR") will be suspended from the date of signature of this Conciliation Agreement, regardless of the implementation of any of its Suspensive Conditions, for which a specific term shall be signed on the same date between ELETROBRAS and ENBPAR, which shall also contain the other provisions provided in this Section.

FIRST PARAGRAPH: If the National Energy Policy Council ("CNPE") authorizes the concession for exploration and approves the price of the electric energy of the Angra 3 Thermonuclear Power Plant, operated by ELETRONUCLEAR ("Angra 3"), enabling the consequent resumption of its works, the Investment Agreement will be automatically terminated on the date of publication of the said act, observed the provisions of the main caption, and ELETROBRAS shall be automatically and irrevocably discharged from its terms, automatically and regardless of any new manifestation by any party regarding the provisions herein.

SECOND PARAGRAPH: In the event of a decision not to proceed with the Angra 3 project, the Parties agree that Chapter II of the Investment Agreement will lose effect permanently, due to the supervening loss of its object, without prejudice to the maintenance of the suspension of effects in relation to the other provisions, pursuant to the main caption of this SECTION SIX.

THIRD PARAGRAPH: If, pursuant to SECTION SIX below, ELETROBRAS sells the shares it holds in the capital stock of ELETRONUCLEAR to a third party before its eventual termination pursuant to the FIRST PARAGRAPH above, or before the supervening loss of its object pursuant to the SECOND PARAGRAPH above, the Investment Agreement, at the discretion of ENBPAR, may resume its effectiveness on the date of adhesion of such third party to the Investment Agreement, pursuant to the FIRST PARAGRAPH of SECTION SIX below.

FOURTH PARAGRAPH: As of the date of execution of this Conciliation Agreement,

14

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

ELETROBRAS shall not be obliged to make any new contributions, in any capacity, as a shareholder of Eletronuclear, or to grant new guarantees in its favor, for any purpose, except for the provisions contained in this Conciliation Agreement, preserving the contributions already made and the guarantees already granted.

FIFTH PARAGRAPH: The guarantees already granted by ELETROBRAS to financing already contracted by ELETRONUCLEAR up to the date of privatization of ELETROBRAS shall remain in force, and the provisions of this Conciliation Agreement, including the eventual termination of the Investment Agreement or its subsequent loss of purpose, shall not entail any alteration, novation or modification of such guarantees. respecting the decisions that are incumbent on the creditor banks as a result of a possible sale of their shareholding interest in ELETRONUCLEAR, as well as the provisions of SECTION EIGHT.

SIXTH PARAGRAPH: The specific term referred to in the main caption of this Section shall be considered terminated for all purposes on the date on which any non-implementation of any of the Suspensive Conditions provided for in this Conciliation Agreement is verified.

SECTION SIX: At any time from the execution of this Conciliation Agreement, ELETROBRAS will be free to sell up to all the shares it holds in the capital stock of ELETRONUCLEAR.

PARAGRAPH ONE: In the event that any third party acquires the interest held by ELETROBRAS in ELETRONUCLEAR, such third party, if required by ENBPAR, shall adhere unrestrictedly, and within the limits demanded by ENBPAR, to the Investment Agreement, if still in force, subrogating to all the rights and obligations of ELETROBRAS contained therein, in proportion to its interest in the voting capital of ELETRONUCLEAR, which will result in the granting of full and irrevocable discharge by ENBPAR to ELETROBRAS as to its terms, subject to the provisions of the FIFTH PARAGRAPH of SECTION FIVE.

15

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

SECOND PARAGRAPH: The FEDERAL GOVERNMENT shall collaborate, and ensure that, within its legal competence, ENBPAR and ELETRONUCLEAR shall collaborate, with any sale processes that may be carried out by ELETROBRAS for the sale of its interest in ELETRONUCLEAR, for which it shall make its best efforts.

THIRD PARAGRAPH: Once the shareholding interest of ELETROBRAS in ELETRONUCLEAR is sold, the Investment Agreement with respect to ELETROBRAS shall be terminated and ELETROBRAS shall be granted full and irrevocable discharge as to its terms, automatically and regardless of any manifestation of any party in relation to the provisions hereof.

FOURTH PARAGRAPH: ELETROBRAS pledges not to prevent future capital increases of ELETRONUCLEAR by the Federal Government, directly or indirectly, and in any case, the corporate law will be observed, specially the Brazilian Corporations Law and its provisions protecting the rights of minority shareholders.

SECTION SEVEN: ELETRONUCLEAR will issue debentures convertible into shares, to be mandatorily acquired by ELETROBRAS, subject to the necessary consents, in accordance with the following terms and conditions, which must be reflected in the respective deed of issue of debentures ("Debentures"):

(i) The Debentures will have a total issuance value of R$ 2.400,000,000.00 (two billion and four hundred million Brazilian reais) ("Emission Value"), and the issuance will be carried out in series, which will be observed, subscribed and paid in accordance to ELETRONUCLEAR's cash needs arising from the physical schedule of the cost of the renewal of the operating license ("Long Term Operation" or "LTO") of the Angra 1 Thermonuclear Power Plant, operated by ELETRONUCLEAR ("Angra 1");

(ii) The entire Issue Amount shall be allocated to the funding of the Angra 1 LTO,

16

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL
PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

including for the settlement of financing operations already contracted on the date of signature of this Conciliation Agreement, in the exact proportion of the resources that have been proven to have been allocated to the funding of the Angra 1 LTO;

(iii) Except in the event of verification of the provisions of items (iv) and (viii) below, all Debentures will be automatically converted into common shares issued by ELETRONUCLEAR, if the fulfillment of the following conditions is verified:

(a) the sum of the amount of expenses for personnel, materials, third-party services and other expenses (PMSO) of ELETRONUCLEAR must have been reduced to the regulatory level ("Regulatory PMSO") defined by the National Electric Energy Agency (ANEEL), with a downward and defined trajectory until the end of the grace period of the first series of Debentures issued, pursuant to the FIRST PARAGRAPH below, being certain that the evaluation of compliance with the Regulatory PMSO may not consider expenses:

I - related exclusively to the project for the construction and operation of Angra 3; and

II - that result from (a) the process of adjustment and adjustment of expenses to the level of the Regulatory PMSO or (b) from situations that constitute an unforeseeable event or force majeure;

(b) ELETRONUCLEAR must have obtained sufficient resources, through bank financing or other sources, to, in addition to the funds obtained through the issuance of the Debentures, bear the remaining amount of the cost of the LTO of Angra 1;

(c) the CNPE must have authorized the grant for exploration and approved the price of electricity from Angra 3 and there must have been the resumption of his works;

17

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

(d) the FEDERAL GOVERNMENT and/or ENBPAR must have granted the necessary guarantees and/or contributed to ELETRONUCLEAR the necessary resources for the financing of the Angra 3 project, in the latter case, exclusively by means of capital and in a minimum amount equivalent to that necessary to prevent the increase of ELETROBRAS' relative interest in the total capital stock of ELETRONUCLEAR due to the conversion of the Debentures, also observing the amounts resulting from the capitalization provided for in line "e" below; and

(e) all loans and advances for future capital increases (AFACs) that have been made by the FEDERAL GOVERNMENT or ENBPAR to ELETRONUCLEAR, and which have not yet been paid or capitalized, must be capitalized in ELETRONUCLEAR.

(iv) In the event that (a) there is a conciliation between the Parties under the terms of SECTION NINE below, or (b) the FEDERAL GOVERNMENT decides not to initiate the new and independent extrajudicial mediation proceeding provided for therein, or (c) once it is initiated, the FEDERAL GOVERNMENT decides to terminate it before the conclusion of its work, including, in the last two cases, in order to enable the anticipation of the CNPE's deliberation on Angra 3; the automatic conversion of the Debentures referred to in item (iii) above will be applicable only in relation to the amount of R$ 1,900,000,000.00 (one billion and nine hundred million Brazilian reais), and the remaining amount of the Debentures will no longer be convertible into shares and must be settled by ELETRONUCLEAR at their respective maturity;

(v) If the conditions of automatic convertibility established in item (iii) are not verified, and the provisions of item (iv), both above, are not verified, the Debentures will not, under any circumstances, be converted into shares issued by ELETRONUCLEAR;

(vi) The Debentures will have a total term of 10 (ten) years, a grace period of 4 (four)

18

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

years from the issuance of each series, and will be remunerated at the cost of the National Treasury Notes Series B – NTN-B;

(vii) To the provisions of item (vi) above, interest will be added, to be agreed upon at the time of issuance of the Debentures, exclusively in relation to installments that may be defaulted on the date scheduled under the terms of their respective deed of issue;

(viii) The installments due after the expiration of the grace period of the Debentures and eventually not paid on the date scheduled under the terms of their respective deed of issue will not be mandatorily convertible into ELETRONUCLEAR shares; and

FIRST PARAGRAPH: Compliance with the condition of reduction of ELETRONUCLEAR's PMSO to the level of the Regulatory PMSO referred to in item (iii.a) above will be considered met, in relation to each of the Debentures' series, and not to their totality, if a downward and defined trajectory is observed until the end of the grace period of the first series of Debentures issued, in the following terms: (i) by the end of the first year of grace period of the first series of Debentures issued, the reduction of ELETRONUCLEAR's PMSO must reach at least the level of 70% (seventy percent) of the distance between the current level and that of the Regulatory PMSO; (ii) by the end of the second year of grace period of the first series of Debentures issued, the reduction of ELETRONUCLEAR's PMSO must reach at least the level of 80% (eighty percent) of the distance between the current level and that of the Regulatory PMSO; (iii) by the end of the third year of grace period of the first series of Debentures issued, the reduction of ELETRONUCLEAR's PMSO must reach at least the level of 90% (ninety percent) of the distance between the current level and that of the Regulatory PMSO; (iv) by the end of the fourth year of grace period of the first series of Debentures issued, the reduction of

19

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

ELETRONUCLEAR's PMSO must reach at least the level of 100% (one hundred percent) of the distance between the current level and that of the Regulatory PMSO.

SECOND PARAGRAPH: The conversion of each series of Debentures pursuant to the FIRST PARAGRAPH of this Section does not exempt the FEDERAL GOVERNMENT, as indirect parent of ELETRONUCLEAR, and always subject to the applicable corporate law, to reduce ELETRONUCLEAR's PMSO to the level of the Regulatory PMSO within the grace period of the first series of Debentures issued.

THIRD PARAGRAPH: ELETROBRAS shall hire, at its own expense, the services of third parties necessary for the issuance of the debentures referred to in this SECTION SEVEN.

SECTION EIGHT: The FEDERAL GOVERNMENT shall take all necessary measures so that, within the shortest possible period after the date of implementation of the Suspensive Conditions, but within a period not exceeding 60 (sixty) days from such date, the following measures are adopted by ENBPAR and ELETRONUCLEAR in relation to the receivables generated by Angra 1 ("Free Receivables"):

(i) Use such Free Receivables as collateral for new financing to be contracted by ELETRONUCLEAR to fund the LTO of Angra 1, if necessary, within the period referred to above;

(ii) After offering the guarantees that may be necessary under the terms of item (i) above, use its available balance as collateral for the financing raised by ELETRONUCLEAR prior to the privatization of ELETROBRAS to enable the completion of the construction of Angra 3 and that have guarantees granted by ELETROBRAS, including guarantees, shareholder support contract obligations and joint and several obligations to satisfy credit, which, subject to the provisions of the FIFTH PARAGRAPH of SECTION FIVE, shall be subordinated to the guarantee of the Free Receivables of Angra 1.

20

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

SOLE PARAGRAPH: The application of the provisions of item (ii) above shall take place as a priority in relation to the financing referred to therein granted by the National Bank for Economic and Social Development – BNDES.

FIRST PARAGRAPH: The FEDERAL GOVERNMENT and ELETROBRAS pledge, in the context of the negotiations within the scope of CCAF Angra 3, if the aforementioned extrajudicial mediation proceeding is initiated, to meet, cumulatively, the economic and financial viability of the Angra 3 project and its financing under market conditions, observing the principles of reasonableness and low tariffs, after hearing, when submitting its conclusions to the CNPE, the Energy Research Company – ERC in relation to the impact on the consumer, in compliance with the premises contained in the provisions of article 10, paragraph 3, of Brazilian Law No. 14,120, of March 1st, 2021.

SECOND PARAGRAPH: The Parties expressly agree that the proceedings related to CCAF Angra 3, if such out-of-court mediation proceeding is initiated, including as to the success or failure of a conciliation within the scope of such proceedings, shall not affect in any way the terms and conditions of this Conciliation Agreement, nor shall they affect in any way the proceedings related to DAU No. 7,385, including, without limitation, the immediate, full and definitive ratification of the conciliation formalized by means of this Conciliation Agreement.

21

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

IV – THE EFFECTIVENESS OF AN EXTRAJUDICIAL ENFORCEMENT ORDER

SECTION TEN: This Conciliation Agreement shall constitute **an extrajudicial enforceable instrument**, pursuant to article 784, item IV, of the Brazilian Code of Civil Procedure and article 32, paragraph 3, of Brazilian Law No. 13,140, of 2015, **after** the satisfaction of the conditions precedent set forth in the FIRST PARAGRAPH OF SECTION ONE, and, **since its signature**, exclusively in relation to the provisions of its SECTIONS FOUR, FIVE and SIX.

V – NON-COMPLIANCE WITH THE AGREEMENT

SECTION ELEVEN: The signatory Parties of this Conciliation Agreement pledge to comply with what remains agreed therein, and any non-compliance will be subject to the consequences provided for in this Conciliation Agreement, without prejudice to other measures provided for by law.

FIRST PARAGRAPH: The execution of this Conciliation Agreement will not imply the recognition, by any of the Parties, of any legal theses related to the controversy established in DAU No. 7,385, nor does it oblige, authorize or recommend the forwarding of any proposal to amend Brazilian Law No. 14,182, of 2021, to the Brazilian Legislative Branch.

SECOND PARAGRAPH: Notwithstanding the foregoing, except for non-compliance with the obligations assumed in this Conciliation Agreement, the FEDERAL GOVERNMENT, hereby, grants ELETROBRAS the broadest, fullest, general, shallow, irrevocable and irreversible discharge of all claims related to any provision of Brazilian Law No. 14,182, of 2021, and ELETROBRAS' bylaws, including issues related to voting rights, governance rights, number of shares, payments, indemnities, guarantees or values of any and all nature,

22

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

nothing else being able to claim, in any way and at any time, in court or in any way, in any and all jurisdictions.

THIRD PARAGRAPH: The Parties agree that the provisions of this Settlement Agreement regarding ELETRONUCLEAR shall be interpreted as an agreement between shareholders of ELETRONUCLEAR and are therefore subject to the provisions of article 118 of the Brazilian Corporations Law.

SECTION TWELVE: Any non-compliance with the commitments assumed in this Conciliation Agreement is the original responsibility of each signatory entity.

SECTION THIRTEEN: The party that intends to initiate a dispute with respect to this Conciliation Agreement, including with respect to its interpretation, rights, and obligations, shall send the other party a notice identifying the dispute and, within 15 (fifteen) calendar days after receipt of such notice, the parties shall negotiate in good faith and attempt to resolve the dispute. This period does not prevent the arbitration referred to in the following Sections from being initiated in parallel.

SECTION FOURTEEN: The Parties pledge to submit any disputes to arbitration, in the manner and conditions provided for in Brazilian Law No. 9,307, of September 23, 1996, as amended from time to time. The arbitration shall be administered by the International Court of Arbitration of the International Chamber of Commerce – ICC (CHAMBER) and shall be processed in accordance with its rules (RULES).

PARAGRAPH ONE: The arbitration shall be conducted by 3 (three) arbitrators. Each party shall appoint 1 (one) arbitrator under the terms set forth in the RULES, and the third party, who shall preside over the proceeding, shall be appointed jointly by the other 2 (two) arbitrators appointed by the Parties, within a maximum period of 15 (fifteen) days from the appointment of the second arbitrator, under the terms set forth in the RULES. If any of the arbitrators is not appointed under the agreed terms, the procedure indicated in the RULES

23

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

shall be adopted for the due pending appointment.

SECOND PARAGRAPH: The seat of arbitration shall be the city of São Paulo, in the state of São Paulo, in the country of Brazil, and the language adopted shall be Portuguese, and judgment by equity is prohibited.

THIRD PARAGRAPH: The Parties may appeal to the Judiciary for the early production of evidence without the requirement of urgency, to obtain urgent measures that cannot be issued by the arbitrators and for the enforcement of the arbitral award, without prejudice to the resolution of the merits of the dispute by arbitration, pursuant to this Section.

FOURTH PARAGRAPH: The costs and expenses related to the contracting of the arbitration shall be distributed among the Parties in accordance with the following guidelines: (i) in the event of an agreement between the Parties, the costs related to the contracting of the arbitral tribunal shall be divided equally among the Parties, unless otherwise defined by the Parties in the agreement; and (ii) in the cases in which the matter discussed is effectively subject to judgment by the arbitral tribunal, the costs, arbitrators' fees and all expenses incurred with contractual attorneys' fees and other expenses necessary for the conduct of the arbitration proceeding, such as the hiring of experts, technical assistants, travel and accommodation for the hearing will be the responsibility of the losing party.

FIFTH PARAGRAPH: The party that, for any reason, frustrates or prevents the establishment of the arbitral tribunal, either by not adopting the necessary measures within the due period, or by forcing the other party to adopt the measures provided for in article 7 of Brazilian Law No. 9,307, of 1996, or that does not comply with all the terms of the arbitral award, shall bear the non-compensatory fine that shall be set in the arbitral award itself. without prejudice to the determinations and penalties contained in such judgment.

24

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

VI – SIGNATURE AND RATIFICATION OF THE AGREEMENT

SECTION FIFTEEN: The signatory parties of this Conciliation Agreement pledge to adopt all technical, administrative, and judicial measures for the signature, ratification, and fulfillment of this agreement.

SOLE PARAGRAPH. The public workers and employees who participated in this procedure for the extrajudicial settlement of the conflict may only be held civilly, administratively or criminally liable when, through intent or fraud, they receive any undue patrimonial advantage, allow or facilitate its reception by a third party, or for such a purpose, as provided for in article 40 of Brazilian Law No. 13,140, of 2015.

SECTION SIXTEEN: This Conciliation Agreement has been submitted to the validation of its subscribers.

SOLE PARAGRAPH. The FEDERAL GOVERNMENT prepared opinions for the analysis of legality and advantage, in accordance with the guidelines contained in the TCU-Plenary Ruling No. 1,234/2004, as a measure prior to the signing of this Conciliation Agreement.

SECTION SEVENTEEN: This Conciliation Agreement had its legal validity attested by a legal compliance opinion, approved by the Director of CCAF, pursuant to article 5, main caption and paragraphs, of CCAF Service Order No. 04, of November 29th, 2019.

SECTION EIGHTEEN: This Conciliation Agreement is hereby signed by the FEDERAL GOVERNMENT, represented by the ATTORNEY GENERAL'S OFFICE and by the MINISTRY OF MINES AND ENERGY; and by CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, represented by its President and a Vice-Chief Executive Officer, pursuant to article 40, item VI, of ELETROBRAS' bylaws.

25

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

SECTION NINETEEN: The Parties shall submit, after the approval of the shareholders' meeting of ELETROBRAS, this Conciliation Agreement for ratification by the Federal Supreme Court, in the records of DAU No. 7,385, in compliance with the condition precedent provided for in item (ii) of the FIRST PARAGRAPH of the SECTION ONE.

SECTION TWENTY: It will be incumbent upon the Honorable Attorney General of the FEDERAL GOVERNMENT to plead that the Federal Supreme Court ratify this agreement, giving it *erga omnes effectiveness* and binding effects, as well as to adopt all the necessary measures to do so until the respective final and unappealable decision.

Brasília – DF, March 26th, 2025.

NAME	**POSITION**	**SIGNATURE**
JORGE RODRIGO ARAÚJO MESSIAS	**Attorney General of the FEDERAL GOVERNMENT**	
FLAVIO JOSÉ ROMAN	**Attorney General of the Federal Government Substitute**	

26

GENERAL-ADVOCACY OF THE FEDERAL GOVERNMENT
GENERAL-CONSULTANCY OF THE FEDERAL GOVERNMENT
MEDIATION AND CONCILIATION CHAMBER OF THE FEDERAL PUBLIC ADMINISTRATION – *CCAF/CGU/AGU*

ALEXANDRE SILVEIRA DE OLIVEIRA	**Minister of Mines and Energy**	
IVAN DE SOUZA MONTEIRO	**President of ELETROBRAS**	
RODRIGO LIMP NASCIMENTO	**Executive Vice President of Regulation, Institutional and Market at ELETROBRAS**	
JOSÉ ROBERTO DA CUNHA PEIXOTO	**Director of the Mediation and Conciliation Chamber of the Federal Public Administration**	
GUSTAVO VICENTE DAHER MONTES	**Mediator of the Mediation and Conciliation Chamber of the Federal Public Administration**	

27

SUSPENSION OF EFFECTS AGREEMENT AND OTHER COVENANTS

By this particular instrument and in the best form of law, the parties:

A. EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. - ENBPAR, publicly-held company, registered with the *CNPJ/MF* under No. 43.913.162/0001-23, headquartered in Brasília, Federal District at ST SCS, block 09, Building B, rooms 701, 702, 704 and 705, Asa Sul, ZIP Code 70308-200, hereby duly represented under the terms of its bylaws ("ENBPar"); and

B. CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, publicly-held company, registered with the *CNPJ/MF* under No. 00.001.180/0001-26, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, No. 196, Store A, Centro, ZIP Code 20091-005, hereby duly represented under the terms of its bylaws ("Eletrobras");

ENBPar and Eletrobras being hereinafter jointly referred to as the "Parties" and, individually, as the "Party";

WHEREAS:

A. On April 22, 2022, the Parties entered into the Investment Agreement and Other Covenants, to, among other provisions, regulate the financing of the Usina Termonuclear Angra 3 operated by Eletronuclear S.A a mixed-capital company, registered with the *CNPJ/MF* under No. 42.540.211/0001-67, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Candelária, No. 65, 2nd to 14th floors, Centro, ZIP Code 20091-020 ("Eletronuclear" and "Investment Agreement", respectively);

B. On **March 26, 2025**, the Federal Government and Eletrobras entered into Conciliation Agreement No. **07/2025/CCAF/CGU/AGU** ("Conciliation Agreement"), which provides, in its Clause Five, for certain provisions applicable to the Investment Agreement, as well as that Eletrobras and ENBPar must enter into a specific agreement to regulate the provisions set forth in the referred clause;

In view of the abovementioned, the Parties **RESOLVE** to enter into this Suspension of Effects Agreement and Other Covenants ("Suspension Agreement"), which shall be governed by the following terms and conditions:

1. OBJECT

1.1. Object. By this instrument, the Parties decide to establish the terms and conditions applicable to: ***(i)*** suspension of the effectiveness of the Investment Agreement; ***(ii)*** termination

1

of the Investment Agreement; (***iii***) supervening loss of the object of the Investment Agreement; and (***iv***) resumption of the effectiveness of the Investment Agreement, as the case may be.

1.2. Suspension of effectiveness. The Parties agree that, as of the present date (inclusive) and regardless of the verification of any event, the effectiveness of the Investment Agreement is suspended, for all purposes, so that, among other effects, it is suspended any requirement to make any new investments by Eletrobras in Eletronuclear, for any reason, or the granting of new guarantees in favor of Eletronuclear, for any purpose, except in relation to the provisions of Clause Seven of the Conciliation Agreement.

1.3. Termination. If the National Energy Policy Council ("CNPE") decides and publishes the tariff for the Usina Termonuclear Angra 3, operated by Eletronuclear ("Angra 3"), enabling the consequent resumption of the building works of Angra 3, the Investment Agreement will be automatically terminated on the date of publication of said act ("Angra 3 Favorable Decision").

1.3.1. By means of the Angra 3 Favorable Decision, ENBPar will grant to Eletrobras, automatically and regardless of any new manifestation by any Party with respect to the present provisions, the broadest, general, irrevocable and irreversible release with respect to any right, obligation, term or condition of the Investment Agreement, to claim nothing further from Eletrobras or any person directly or indirectly related to Eletrobras with respect to any aspect related to the Investment Agreement, by any means, at any time and under any pretext whatsoever, in or out of judicial proceedings.

1.4. Supervening loss of object. In the event of a decision not to proceed with Angra 3, the Parties agree that, automatically and on the date of publication of the respective act or decision, Chapter II of the Investment Agreement will lose effect permanently, due to the supervening loss of its object, without prejudice to the maintenance of the suspension of effects in relation to the other provisions of the Investment Agreement, under the terms of Clause 1.2.

1.5. Resumption of effectiveness. The Investment Agreement will have its effectiveness resumed if the following conditions are met, cumulatively, on the date of implementation of the last of said conditions, without any retroactive effects: (***i***) there has not been termination of the Investment Agreement, pursuant to Clause 1.3 above, or its supervening loss of object, pursuant to Clause 1.4 above; (***ii***) that Eletrobras has transferred its interest in Eletronuclear to a third party, under the terms of Clause Six of the Conciliation Agreement; and, cumulatively, (***iii***) that ENBPar decides to resume the effectiveness of the Investment Agreement, at its sole discretion, after the adhesion of the third party acquiring the interest held by Eletrobras.

2

1.5.1. In case any third party acquires the interest held by ELETROBRAS in ELETRONUCLEAR, such third party, if demanded by ENBPAR, and provided that all the conditions of Clause 1.5 above, shall adhere unrestrictedly, and within the limits demanded by ENBPAR, to the Investment Agreement, if still in force, subrogating itself to all the rights and obligations of ELETROBRAS contained therein, in proportion to its interest in the voting capital of ELETRONUCLEAR , which shall entail the granting of a full and irrevocable release by ENBPAR to ELETROBRAS as to its terms.

2. OTHER PROVISIONS

2.1. Maintenance of guarantees. The guarantees granted by Eletrobras for financing contracted by Eletronuclear until the date of destatization of Eletrobras shall remain in force, provided that (***i***) the provisions of the Conciliation Agreement, (***ii***) any termination of the Investment Agreement under the terms of Clause 1.3 above, and (***iii***) any supervening loss of object under the terms of Clause 1.4 above, shall not entail any alteration, novation or modification of such guarantees, observing the consequences of a possible alienation of Eletrobras' interest in Eletronuclear to a third party under the terms of the Conciliation Agreement, as well as the provisions of Clause Eight of the Conciliation Agreement.

2.2. Termination of this Suspension Agreement. The present Suspension Agreement will be automatically terminated on the date on which any of the following conditions is not implemented: (***i***) approval of all the provisions of the Conciliation Agreement by Eletrobras' shareholders, including the related amendments to the bylaws, at a general shareholders' meeting; or (***ii***) homologation of the Conciliation Agreement by the Federal Supreme Court, within the scope of ADI No. 7,385, in accordance with the provisions of article 487, item III, line "b", of Law No. 13,105/2015.

3. GENERAL PROVISIONS

3.1. Amendments. This Suspension Agreement may not be amended, modified, rescinded or liquidated, in whole or in part, except by written instrument, expressly referring to this Suspension Agreement and signed by each of the Parties.

3.2. Assignment. This Suspension Agreement (and the rights and obligations hereunder) may not be assigned by a Party without the prior written consent of the other Party.

3.3. Applicable Law. The present Agreement shall be governed by, interpreted and enforced in accordance with the Laws of the Federative Republic of Brazil.

3.4. Dispute resolution. The Party intending to initiate a dispute with respect to this Suspension Agreement, including with respect to its interpretation, rights and obligations,

3

shall send the other Party a notice identifying the dispute and, within a period of fifteen (15) consecutive days after receipt of such notice, the Parties shall negotiate in good faith and attempt to resolve the dispute. This period shall not prevent the arbitration referred to in the following Clauses from being initiated in parallel.

3.5. Arbitration. The Parties hereby undertake to submit any disputes to arbitration, in the manner and under the conditions set forth in Law No. 9,307 of September 23, 1996, as amended from time to time. The arbitration shall be administered by the International Court of Arbitration of the International Chamber of Commerce - ICC (*Corte Internacional de Arbitragem da Câmara de Comércio Internacional - CCI*), and shall be processed in accordance with its rules of arbitration ("Regulation").

3.5.1. The arbitration shall be conducted by three (3) arbitrators. Each Party shall appoint one (1) arbitrator in accordance with the terms of the Regulation, and the third, who shall preside over the proceedings, shall be appointed jointly by the other two (2) arbitrators appointed by the Parties, within a maximum period of fifteen (15) days from the appointment of the second arbitrator, in accordance with the terms of the Regulation. If any of the arbitrators is not appointed as agreed, the procedure set out in the Regulation shall be adopted for the pending appointment.

3.5.2. The arbitration seat shall be the city of São Paulo/SP, and the language adopted shall be Portuguese.

3.5.3. The Parties may appeal to the Judiciary for the early production of evidence without the requirement of urgency, to obtain urgent measures that cannot be issued by the arbitrators and to enforce the arbitral decision, without prejudice to the resolution of the merits of the dispute by arbitration, in accordance with this Clause.

3.5.4. The costs and expenses relating to the contracting of arbitration shall be distributed between the Parties in accordance with the following guidelines: (***i***) in the event of an agreement between the Parties, the costs of contracting the arbitral tribunal shall be divided equally between the Parties, unless the Parties agree otherwise; and (***ii***) in cases where the matter discussed is effectively subject to judgment by the arbitral tribunal, the costs, arbitrators' fees and all expenses incurred with contractual attorneys' fees and other expenses necessary for the conduct of the arbitral proceedings, such as the hiring of experts, technical assistants, travel and accommodation for the hearing shall be the responsibility of the losing party

3.5.5. The Party that for any reason frustrates or prevents the establishment of the arbitral tribunal, either by failing to adopt the necessary measures in due time, or by forcing the other Party to adopt the measures provided for in article 7 of Law

4

No. 9,307/1996, or who fails to comply with all the terms of the arbitral sentence, shall bear the non-compensatory fine that shall be fixed in the arbitral sentence itself, without prejudice to the determinations and penalties contained in said sentence

AND BEING THEREFORE, JUST AND AGREED, the Parties hereby sign this Suspension Agreement in three (3) identical copies, in the presence of the two (2) witnesses indicated below.

Brasília/DF, March 27, 2025.

EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. - ENBPAR

By: Silas Rondeau Cavalcante Silva Position: Chief Officer	By: Wandermilson de Jesus Garcez de Azevedo Position: Energy Commercialization, Strategic Projects and Market Studies Director

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By: Ivan de Souza Monteiro Position: Chief Officer	By: Rodrigo Limp Nascimento Position: Regulation, Institutional and Market Executive Vice-President

Witnesses:

1. ____________________ Name: *CPF/MF*:	2. ____________________ Name: *CPF/MF*:

5

SCHEDULE II

Changes to be promoted in the Bylaws, with comparative table and legal and economic effects (article 12 of RCVM 81)

BYLAWS IN FORCE	PROPOSED CHANGES TO THE BYLAWS	ORIGIN, JUSTIFICATION AND ANALYSIS OF THE CHANGES’ EFFECTS
No match	Chapter IV Rights Attributed to the Federal Government	Legal effect: N/A. Economic effect: N/A. Context: Item 1 of the Agenda. Inclusion of a new chapter to include the rights attributed to the Federal Government as a result of the Conciliation Agreement.

No match	Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on April 29, 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote:

Legal effect: Establish the list of rights of the Federal Government arising from the Conciliation Agreement.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	I – three (3) members to the Board of Directors of Eletrobras; and

Legal effect: The Federal Government will have the right to elect, by means of a separate vote, 3 members to the Company's board of directors.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	II – one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Legal effect: The Federal Government will now have the right to elect, by means of a separate vote, 1 member to the Company's fiscal council and respective alternate.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than 30% (thirty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote:

Legal effect: Reduction of the rights of the Federal Government provided for in the caput of article 20, if the Federal Government Shareholders' Group holds less than 30% of the voting capital stock of the Company.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	I - two (2) members to the Board of Directors of Eletrobras; and

Legal effect: The Federal Government will have the right to elect, by means of a separate vote, 2 members to the Company's board of directors, if the Federal Government Shareholders’ Group holds less than 30% of the Company's voting capital stock.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	II - 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Legal effect: The Federal Government will have the right to elect, by means of a separate vote, 1 member to the Company's fiscal council, even if the Federal Government Shareholders’ Group holds less than 30% of the Company's voting capital stock.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras.

Legal effect: Extinction of the rights of the Federal Government provided for in the caput and first paragraph of article 20, if the Federal Government’s Shareholders Group holds less than 20% of the voting capital stock of the Company.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group.

Legal effect: No impact on the term of office of the directors elected by the Federal Government, by means of a separate vote, if the Federal Government Shareholders’ Group has its voting participation percentage in the Company's capital stock reduced, under the terms set forth in the first and second paragraphs of the caput of Article 20.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages.

Legal effect: To establish that, once the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock reduced, under the terms set forth in the first and second paragraphs of the caput of Article 20, the rights provided for in the first and second paragraphs of the caput of Article 20 will be automatically extinguished, even if the Federal Government Shareholders’ Group once again holds a participation in an amount equal to or greater than such percentages.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility.

Legal effect: Binding of the Federal Government's candidates to the statutory provisions and applicable Eletrobras’ internal policies, including their eligibility.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government.

Legal effect: Provide that the right to elect, by means of a separate vote, attributed to the Federal Government, provided for in the caput of Article 20, has a very personal character (intent personae) and, therefore, cannot be transferred to any person or entity, free of charge or for a fee, including through a power of attorney.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement:

Legal effect: Establish the list of acts that the Federal Government and the Federal Government Shareholders' Group must refrain from performing, while the Federal Government has the right to elect, by means of a separate vote, any number of members to the Company's board of directors and fiscal council.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	I - To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election;

Legal effect: The Federal Government and the Federal Government Shareholders' Group shall refrain from demanding the election of members of the Company's board of directors by multiple vote, and, if such election is requested by other candidate(s), they shall abstain from nominating candidates and/or voting in said election, as long as the Federal Government holds the right to elect, by means of a separate vote, any number of members for the Company's board of directors and fiscal council.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	II - Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions;

Legal effect: The Federal Government and the Federal Government Shareholders’ Group shall abstain from nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, while the Federal Government holds the right to elect, by means of a separate vote, any number of members to the Company's board of directors and fiscal council.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	III – Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions;

Legal effect: The Federal Government and the Federal Government Shareholders' Group shall abstain from nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, while the Federal Government holds the right to elect, by means of a separate vote, any number of members to the Company's board of directors and fiscal council.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	IV – Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and

Legal effect: The Federal Government and the Federal Government Shareholders’ Group shall abstain from nominating candidates and/or voting in the election of a member of the fiscal council and respective alternate, appointed by the shareholders holding preferred shares, while the Federal Government holds the right to elect, by means of a separate vote, any number of members to the Company's board of directors and fiscal council.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	V – Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions.

Legal effect: The Federal Government and the Federal Government Shareholders’ Group shall abstain from nominating candidates and/or voting in the general election of members of the fiscal council and their respective alternates, whether this is an election by candidate or by slate, while the Federal Government holds the right to elect, by means of a separate vote, any number of members to the Company's board of directors and fiscal council.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submitt to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, [in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies.

Legal effect: Establish a procedure for the exercise of the Federal Government’s right of election, by means of a separate vote, provided for in Article 20.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes.

Legal effect: Establish that the directors elected by the Federal Government, through a separate vote, will not be considered independent.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out.

Legal effect: To establish that the Company will disregard the acts performed by the Federal Government and by any shareholder that is part of the Federal Government Shareholders’ Group in violation of the provisions of the Conciliation Agreement and/or the Bylaws, including by act of the chairman of the meeting or assembly.

Economic effect: N/A.

Context: Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

Article 28 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with re-election permitted, including one board member elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.	Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met.

Legal effect: N/A.

Economic effect: N/A.

Context: Adjustment as a result of the proposed amendment to Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement, in particular to the proposal to include Article 20 and respective paragraphs.

Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders' Meeting may exercise the right to elect separately.	Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders' Meeting may exercise the right of separate election provided for in item (i) of Article 34 above, subject to the provisions of Chapter IV.

Legal effect: N/A.

Economic effect: N/A.

Context: Adjustment as a result of the proposed amendment to Item 1 of the Agenda. Adjustmentof the Company to the Conciliation Agreement, especially to the proposal to include Chapter V. Reference adjustment.

No match

Article ~~43~~ 49 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.

Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met.

Legal effect: N/A.

Economic effect: N/A.

Context: Adjustment as a result of the proposed amendment to Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement, in particular to the proposal to include Article 20 and respective paragraphs.

No match	Article 61 – The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting.

Legal effect: To establish that the amendments to the bylaws approved at the Meeting have as a condition precedent of effectiveness, the ratification of the Conciliation Term by the Federal Supreme Court.

Economic effect: N/A.

Context: Adjustment as a result of the proposed amendment to Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

No match	Sole Paragraph - If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement.

Legal effect: To establish that, if the Conciliation Agreement is not ratified by the Federal Supreme Court, there will be an immediate vacancy of the position occupied by one of the three candidates elected separately by the Federal Government, and the Board of Directors will be responsible for calling a general meeting only for the election of its replacement.

Economic effect: N/A.

Context: Adjustment as a result of the proposed amendment to Item 1 of the Agenda. Adjustment of the Company to the Conciliation Agreement.

Note: Except for occasional renumbering of chapters, articles and/or items — as reflected in the consolidated version of the Bylaws — there are no other proposed changes to the Bylaws in force within the scope of the AGE object of this Management Proposal. The other amendments to the Bylaws, which involve provisions different from those addressed in this Proposal, will be subject to deliberation at the Ordinary and Extraordinary Shareholders' Meeting, called for the same date, at 1:00 PM, whose information and details are contained in the schedules to the respective Management Proposal disclosed by the Company.

SCHEDULE 3

Consolidated Bylaws of the Company

BYLAWS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty Brazilian reais and seventy-nine cents (BRL 70,099.825.620,79) divided into two billion, twenty-seven million, eleven thousand four hundred and ninety-eight (2,027,011,498) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety three (279,941,393) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I - common, in nominative form, with the right to one vote per share;

II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

lll - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.

Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

The Rights Attributed to the Federal Government

Article 20 - The Federal Government, on behalf of the shareholders that make up its group of shareholders, pursuant to article 8 of these Bylaws (“Federal Government’s Group of Shareholders”), considering the provisions of Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Unconstitutionality Direct Action No. 7,385 (“Conciliation Agreement”), whose terms were approved at Eletrobras' extraordinary general meeting held on April 29, 2025 (“Conciliation Meeting”), will have the right to elect, by means of separate voting:

I – three (3) members to the Board of Directors of Eletrobras; and

II – one (1) member of the Fiscal Council of Eletrobras, and his/her respective substitute.

Paragraph 1 - In the event that, for any reason, the Federal Government's Group of Shareholders comes to hold a percentage of less than thirty percent (30%) of the Company's voting share capital, the right of the Federal Government, representing the Federal Government's Group of Shareholders, to elect directors by means of a separate vote, as provided for in the main section of this Article 20, shall be partially reduced, so that the Federal Government, representing the Federal Government's Group of Shareholders, shall have the right to elect, by means of a separate vote:

I - two (2) members of the Eletrobras Board of Directors; and

II - one (1) member for the Fiscal Council of Eletrobras, and his respective substitute.

Paragraph 2 - In the event that, for any reason, the Federal Government’s Group of Shareholders holds less than twenty percent (20%) of the Company´s voting share capital, the right of the Federal Government, representing the Federal Government’s Group of Shareholders, to elect directors by means of a separate vote, provided for in the main section and first paragraph of this Article 20, shall be automatically extinguished, so that the Federal Government, representing the Federal Government Shareholders Group, shall not have the right to elect, by means of separate voting, any number of members to the Board of Directors or the Fiscal Council of Eletrobras.

Paragraph 3 - In case the Federal Government’s Group of Shareholders has its percentage of voting interest in the Company's capital stock reduced, under the terms set forth in the first and second paragraphs of the main section of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, representing the Federal Government’s Group of Shareholders.

Paragraph 4 - In case the Federal Government's Group of Shareholders holds, at any time, a percentage interest in the voting capital of the Company lower than that required to maintain the rights provided for in the first and second paragraphs of the main section of Article 20 of these Bylaws, as the case may be, the right to election under the terms and amounts provided for therein shall be automatically and definitively extinguished, even if the Federal Government's Group of Shareholders subsequently regains an interest in an amount equal to or greater than such percentages.

Paragraph 5 - The candidates nominated by the Federal Government under the terms of this Article 20 and the respective paragraphs must observe the provisions of these Bylaws and the applicable internal policies of Eletrobras, including their eligibility.

Article 21 - The right of election, by means of a separate vote, attributed to the Federal Government, representing the Federal Government's Group of Shareholders, provided for in the caput of Article 20, is very personal (intuito personae). Thus, this right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it cannot be transferred in any way to any other person or entity, including to entities that are part of the Federal Government's Group of Shareholders, free of charge or in return for payment, including by means of a mandate, being exercisable solely and exclusively by the Federal Government.

Article 22 - While the Federal Government, representing the Federal Government's Group of Shareholders, holds the right to elect, by means of separate voting, any number of members to the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government's Group of Shareholders shall refrain from carrying out the following acts, in accordance with the obligation assumed in the Conciliation Agreement:

I - To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporate Law and other applicable provisions, and, if such election is demanded by other candidate(s), to nominate candidates and/or vote in said election;

II - Nominate candidates and/or vote in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporate Law and other applicable provisions;

III – Nominate candidates and/or vote in the separate election of a member of the Board of Directors appointed by the holders of preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporate Law and other applicable provisions;

IV – Nominate candidates and/or vote in the separate election of a member of the Fiscal Council and respective alternate, nominated by the holders of preferred shares, as provided for in article 161, paragraph 4, item “a” of the Brazilian Corporate Law and other applicable provisions; and

V – Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective substitutes, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, item “a” and “b” of the Brazilian Corporate Law and other applicable provisions.

Article 23 - It shall be the sole responsibility of the Federal Government, representing the Federal Government's Group of Shareholders, to forward to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of the right to vote separately provided for in Article 20 and the respective paragraphs of these Bylaws, and such forwarding shall take place at least at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies.

Article 24 - The directors elected by the Federal Government, representing the Federal Government's Group of Shareholders, by means of a separate vote under the terms of Article 20 and the respective paragraphs of these Bylaws shall not be considered independent for all purposes.

Article 25 - The Company shall disregard, for all intents and purposes, any acts carried out at any time by the Federal Government and by any of the shareholders that make up the Federal Government's Group of Shareholders that are not in compliance with the provisions of the Conciliation Agreement and/or these Bylaws, including by act of the chairman of the board of the meeting or assembly in the context of which the act in question was carried out.

CHAPTER V

Management

Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III - of a person who holds a position in a union organization.

IV – of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V – of a person who already serves on 4 (four) or more boards of directors of publicly-held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I - hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II - have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of Paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the rules on Eletrobras’ powers allocation and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy; and

V - declaration of interim dividends.

Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III - employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV - indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER VI

The Board of Directors

Article 34 - The Board of Directors shall be made up of ten (10) members, elected and removable by the General Meeting, without substitutes, with a unified term of mandate of two (2) years, re-elections permitted, including: (i) one (1) director elected in a separate vote at the General Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and (ii) three (3) directors elected by the Federal Government, representing the Federal Government Shareholders Group, in a separate vote at the General Meeting, under the terms established Chapter IV of these Bylaws, provided and as long as the conditions established therein are met.

Paragraph 1 - Only preferred shareholders who can prove uninterrupted ownership of their shares during the period of at least three months immediately prior to the General Meeting may exercise the right of separate election provided for in item (i) of Article 34 above, subject to the provisions of Chapter IV.

Paragraph 2 - The Board of Directors shall be composed of at least six (6) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly-held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII - evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV - approve the annual work plan of the Internal Audit; and

XXVI - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX - choose and dismiss the independent auditors;

XXXI - resolve on the Company’s strategic trademarks and patents;

XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII - grant leave or license to the President of the Company, including paid leave;

XXXVIII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL- approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee;

III - propose to the Board of Directors appointments to compose the advisory committees; and

IV – with the support of the Coordinator of the People and Governance Committee and the investor relations department, address corporate governance matters with the shareholders.

Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I - People and Governance Committee;

II - Planning and Projects Committee;

III - Sustainability Committee; and

IV - Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 38 - The Audit and Risks Committee is responsible for:

I – provide an opinion on the hiring and dismissal of independent audit services;

II - supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 39 - The People and Governance Committee is responsible for:

I - analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II - assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VII

The Executive Board of Directors

Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 45 - The Executive Board of Officers is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII – define the staffing of the Company’s areas;

XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII – approve the Company’s quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII - approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VIII

Duties of the Executive President and the Executive Vice-President Officers

Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II - to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII - coordinate the activities of the members of the Executive Board of Officer.

Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER IX

The Fiscal Council

Article 49 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - The Federal Government, representing the Group of Shareholders of the Federal Government, shall have the right to elect, by means of a separate vote, one (1) member and respective substitute, under the terms established in Chapter V of these Bylaws, if and for as long as the conditions established therein are met.

Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 22 of these Bylaws.

Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X - exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER X

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and

Manifestation Handling

Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER XI

Fiscal Year and Financial Statements

Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49; and

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 57 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XII

Transitional Provisions

Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely the inclusion of the new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput, and paragraph one, and paragraph two of article 49 (renumbered) main section, have as a suspensive condition of effectiveness, under the terms of Article 125 of Law No. 10,406, of January 10, 2002, the approval of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting.

Sole Paragraph - If the conditions of effectiveness dealt with in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, the position held by one of the three candidates elected separately by the Federal Government will immediately become vacant, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, and it will be up to the Board of Directors to call a general meeting only for the election of his replacement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.